SEQUOIA INVESTMENTS INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

SEQUOIA INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Assets	
Cash	$ 1,008
Securities owned	658
Deposit with clearing broker	52,951
Due from clearing broker	38,644
Prepaid expenses	5,347
Total assets	$ 98,608

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 19,756
Due to clearing broker	27,416
Total liabilities	47,172
Stockholder's equity	51,436
Total liabilities and stockholder's equity	$ 98,608